Exhibit 99.2

NOTICE REGARDING USE OF NOTICE-AND-ACCESS PROCEDURES
FOR ANNUAL GENERAL MEETING MATERIALS

You are receiving this notification as Seabridge Gold Inc. (the “Company”) has decided to use the notice-and-access procedures for the delivery of meeting materials to its shareholders in respect of its annual general meeting of shareholders to be held on June 27, 2017 (the “Meeting”).

Under notice-and-access, instead of receiving paper copies of the Company’s management proxy circular for the Meeting (the “Proxy Circular”), shareholders are receiving this notice with information on how they may access the Proxy Circular electronically. However, together with this notice, shareholders as of May 3rd, 2017, the record date of the Meeting, continue to receive a Notice of Meeting and a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs in respect of the Meeting.

MEETING DATE AND LOCATION

WHEN:	Tuesday, June 27, 2017	WHERE:	The Albany Club
	4:30 p.m. (Eastern Daylight Time)		91 King Street East
Toronto, Ontario, Canada
M5C 1G3

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  FIXING THE NUMBER OF DIRECTORS: To fix the number of directors of the Company at seven. See the section entitled “Election of Directors” in the Proxy Circular.

  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Proxy Circular.

  APPOINTMENT OF AUDITORS: To appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year. See the section entitled “Appointment of Auditors” in the Proxy Circular.

  AUDITORS’ REMUNERATION: To authorize the directors to fix the auditors remuneration. See the section entitled “Appointment of Auditors” in the Proxy Circular.

  STOCK OPTION GRANTS: To approve, by a majority of disinterested shareholders, the grants of 550,000 stock options to directors of the Corporation. See the section entitled “Other Matters to be Acted Upon - Approval of Option Grants to Directors” in the Proxy Circular.

  OTHER MATTERS: Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the “Voting by Proxy” section of the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Proxy Circular and the Company’s audited annual financial statements being placed before the Meeting can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at www.envisionreports.com/STDQ2017.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Proxy Circular be sent to them by postal delivery at no cost to them. Requests for the Proxy Circular may be made up to one year from the date the Proxy Circular was filed on www.sedar.com:

  in the case of Registered Shareholders, before the date of the Meeting, by telephone at 1-866-962- 0498 and by entering the 15-digit control number located on the form of proxy and following the instructions and, after the date of the Meeting, by contacting the Company by telephone at 1-416- 367-9292 or by e-mail at info@seabridgegold.net.

  in the case of Non-Registered Shareholders (or Beneficial Holders), both before and after the date of the Meeting, by telephone at 1-877-907-7643 (North America) and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions.

Requests for paper copies should be made as soon as possible but must be received at least eight (8) business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Proxy Circular in advance of the proxy deposit date and Meeting. A Proxy Circular will be sent to such shareholders within three business days of a request if such request is made before the Meeting.

Unless you request a paper copy in the manner described above, the Company will deliver paper copies only to those shareholders who elected to receive a paper copy of the Company’s meeting materials by ticking the appropriate box in the form of proxy or voting instruction form provided to them in respect of last year’s annual general meeting. This election only applies to the meeting materials for this year and expires after the Meeting unless the shareholder elects to receive paper copies again this year.

RETURN OF PROXY OR VOTING INSTRUCTION FORM

You will receive either a Form of Proxy or a Voting Instruction Form with this Notice which allows you to appoint a proxyholder to represent you at the Meeting and to direct your proxyholder how to vote at the Meeting on your behalf. (You may appoint yourself as proxyholder if you wish to attend and vote in person.) You may vote by returning the Form of Proxy or the Voting Instruction Form by mail or facsimile, or providing your instructions by telephone or the internet. The Form of Proxy or the Voting Instruction Form provides the phone or facsimile number, website and mailing address to use to return your Form of Proxy or Voting Instruction Form. A more detailed explanation of how to vote appears in the sections entitled “Appointment of Proxyholder”, “Voting by Proxy”, “Completion and Return of Proxy” and “Non-Registered Holders” in the Proxy Circular. Registered Holders are asked to return their proxies not later than 9:00 a.m. (Eastern Daylight Time) on June 26, 2017. Beneficial Holders are asked to return their voting instruction form not later than 4:30 p.m. (Eastern Daylight Time) on June 22, 2017.

QUESTIONS ABOUT NOTICE-AND-ACCESS

Registered Shareholders and Non-Registered (Beneficial) Holders can call toll free in North America 1-866-964-0492. No control number is required.